Seward & Kissel LLP

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August 31, 2012

BY EDGAR

Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Attention:  Ms. Linda Cvrkel

Re:	Scorpio Tankers, Inc. Form 20-F for the Year Ended December 31, 2011 Filed March 23, 2012 File No. 001-34677

Dear Ms. Cvrkel:

On behalf of Scorpio Tankers, Inc. (the "Company"), we submit this response to your letter dated August 3, 2012, in which the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") provided comments relating to the Company's annual report on Form 20-F for the fiscal year ended December 31, 2011.  The Company's responses, together with the Staff's comments, are set forth below.

Form 20-F for the Year Ended December 31, 2011

Item 5. Operating and Financial Review and Prospects
Critical Judgments and Key Sources of Estimation Uncertainty Revenue Recognition, page 73

1.
We note your disclosure that you recognize voyage revenue ratably over the estimated length of each voyage using the discharge-to-discharge basis.  We further note your disclosure that since at the time of discharge, management generally knows the next load port and expected discharge port, the discharge-to-discharge calculation of spot voyage revenues can be estimated with a greater degree of accuracy.  Please clarify for us and disclose in the notes to the financial statements whether you recognize revenue on this basis regardless of whether the next charter has been contractually committed to by a customer and a Company at the discharge point.  Please note that we would not object to the use of the discharge-to-discharge basis as long as such a contract has been committed.  Please advise.

The Company respectfully advises the Staff that voyage revenue has historically been recognized on the discharge-to-discharge basis, regardless of whether the next charter has been contractually committed to by a customer and the Company at the discharge point, which was consistent with shipping industry practices.  However, in response to the Staff's comment, the Company is revising its policy to only begin recognizing revenue when the next charter has met the criteria of IAS 18 (paragraphs 20 and 23).

In future filings, the Company plans to revise the disclosure in the Operating and Financial Review and Prospects Critical Judgments and Key Sources of Estimation Uncertainty Revenue Recognition section as follows (revisions marked below):

Revenue recognition

...

We generated revenue from spot voyages during the year ended December 31, 2011. Within the shipping industry, there are two methods used to account for spot voyage revenue: (1) ratably over the estimated length of each voyage or (2) completed voyage. The recognition of voyage revenues ratably over the estimated length of each voyage is the most prevalent method of accounting for voyage revenues and the method used by us. Under each method, voyages may be calculated on either a load-to-load or discharge-to-discharge basis. In applying our revenue recognition method, we believe that the discharge-to-discharge basis of calculating voyages more accurately estimates voyage results than the load-to-load basis. ~~Since, at the time of discharge, management generally knows the next load port and expected discharge port, the discharge-to-discharge calculation of spot voyage revenues can be estimated with a greater degree of accuracy.~~ In the application of this policy, the Company does not begin recognizing revenue until (i) the amount of revenue can be measured reliably, (ii) it is probable that the economic benefits associated with the transaction will flow to the entity, (iii) the transactions stage of completion at the balance sheet date can be measured reliably and (iv) the costs incurred and the costs to complete the transaction can be measured reliably.

In addition, the Company proposes to revise its accounting policy disclosure in the consolidated financial statements as follows:

Revenue recognition
...

Vessel revenue is comprised of time charter revenue, voyage revenue and pool revenue.

(1)	Time charter revenue is recognized as services are performed based on the daily rates specified in the time charter contract.

(2)
Voyage charter agreements are charter hires, where a contract is made in the spot market for the use of a vessel for a specific voyage for a specified charter rate. Revenue from voyage charter agreements is recognized as voyage revenue on a pro-rata basis over the duration of the voyage on a discharge to discharge basis. In the application of this policy, the Company does not begin recognizing revenue until (i) the amount of revenue can be measured reliably, (ii) it is probable that the economic benefits associated with the transaction will flow to the entity, (iii) the transactions stage of completion at the balance sheet date can be measured reliably and (iv) the costs incurred and the costs to complete the transaction can be measured reliably.

...

The Company supplementally advises the Staff that at December 31, 2011 the Company had only two vessels operating in the spot market where the application of this policy impacted on the results of operations of the Company.  There were no vessels operating in the spot market at December 31, 2010 and 2009.  If the Company were to retroactively apply this policy the impact on each of vessel revenues, operating loss, and net loss as of and for the year ended December 31, 2011 would be less than 0.3%, which the Company believes is both quantitatively and qualitatively immaterial (SAB 99 and SAB 108).

Notes to the Financial Statements

Note 1. General Information and Significant Accounting Policies Voyage Expenses, page F-10

2.
We note from your disclosure in Note 1 that voyage expenses are expensed ratably over the estimated length of each voyage which can be allocated between reporting periods based on the timing of the voyage.  Citing relevant authoritative literature, please explain to us why you believe it is appropriate under IFRS to recognize voyage expenses ratably over the voyage rather than to expense them as incurred.  Alternatively, if the impact of recognizing voyage expenses ratably over the length of each voyage is not materially different on a quarterly and annual basis from a method of recognizing such costs as incurred, please advise us and revise the notes to the financial statements to disclose this information.

The Company respectfully advises the Staff that it considers the recognition of voyage expenses ratably over the estimated length of each voyage to be in accordance with the principles of IAS 18 and IAS 11.

In particular, IAS 18 requires the use of the percentage of completion method when accounting for services.  While the recognition of related expenses is beyond the scope of IAS 18, the standard refers users to IAS 11 for further guidance on the percentage of completion method as it applies to both revenue and expenses.  Specifically, IAS 18 paragraph 21 includes the following guidance (emphasis added):

IAS 18: 21:  The recognition of revenue by reference to the stage of completion of a transaction is often referred to as the percentage of completion method.  Under this method, revenue is recognized in the accounting periods in which the services are rendered.  The recognition of revenue on this basis provides useful information on the extent of service activity and performance during a period.  IAS 11 also requires the recognition of revenue on this basis.  The requirements of that Standard are generally applicable to the recognition of revenue and the associated expenses for a transaction involving the rendering of services.

Paragraph 22 of IAS 11 then states that, as a general principle, "when the outcome of a construction contact can be estimated reliably, contract revenue and contract costs associated with the construction contract shall be recognized as revenue and expenses respectively by reference to the stage of completion of the contract activity at the end of the reporting period."  Based on the foregoing authoritative literature, the Company believes the ratable recognition of voyage expenses is appropriate under IFRS in this case.

Note 13. Segment Reporting, page F-27

3.	Please revise to present a measure of total assets and liabilities for each reportable segment if such amounts are regularly provided to the chief operating decision maker. See paragraph 23 of IFRS 8.

The Company respectfully advises the Staff that a measure of total assets and liabilities for each reportable segment is not regularly provided to the chief operating decision maker.

Note 22. (Loss) Earnings per Share, page F-35

4.
We note your disclosure that all potentially dilutive items have been excluded from the diluted loss per share calculation for these periods.  Please revise to disclose the nature and amount of the instruments that could potentially dilute basic earnings per share in the future, but were not included in the calculation of diluted earnings per share because they are antidilutive for the period(s) presented.  See paragraph 70(c) of IAS 33.

In response to the Staff's comment, the Company will include in future filings in the (loss)/earnings per share footnote the nature and amount of instruments that could potentially dilute earnings per share in the future, but which have not been included in the calculation of diluted earnings per share because they are antidilutive.

The Company supplementally advises the Staff that, as disclosed in the last paragraph under Note 22 on page F-35, the only instruments that have been excluded in the calculation of diluted earnings per share in the past were restricted shares.  Furthermore, the amount of such shares that could potentially dilute basic earnings per share in the future is disclosed in Note 14, under the description of our restricted stock issuances.

Note 23. Financial Instruments

5.
We note that your disclosure in Note 23 includes the disclosures required by IFRS 13 related to the fair value measurements of the interest rate swaps which are measured at fair value on a recurring basis.  Please revise the notes to the financial statements to include the disclosures required by paragraphs 91 through 94 of IFRS 13 for assets that are measured at fair value on a non-recurring basis such as the vessels which were impaired during 2011 as disclosed in Note 7.

The Company respectfully advises the Staff that the effective date for IFRS 13 is for annual periods beginning on or after January 1, 2013.  Note 1 to the Company's financial statements discloses a list of Standards and Interpretations that have been issued but not yet adopted and IFRS 13 is among them.  Note 1 also states that we have chosen not to early-adopt this standard and thus the Company has not applied it to these financial statements.

Note 24. Subsequent Events, page F-39

6.
We note your disclosure that in February 2012 you entered into agreements to sell three of your Handymax vessels and as a result of the sale you will record a $4 million loss on disposal in the first quarter of 2012.  In light of the impairment analysis that was performed as of December 31, 2011 and this subsequent loss that was identified prior to the issuance of the financial statements, please explain to us why you believe that it is appropriate to record this $4 million loss in the first quarter of 2012 rather than adjust the impairment charge as of December 31, 2011 to include this additional amount.

The Company respectfully advises the Staff that, as disclosed in Note 7 to the consolidated financial statements, during 2011 primarily as a consequence of a significant deterioration in market conditions, indicators of potential impairment were identified which triggered the requirement to perform a full impairment review.  As a consequence of this review, an impairment loss of $66.6 million was recognized in the year ended December 31, 2011 to adjust the carrying amounts of our vessels to their recoverable amounts, being the higher of fair value less costs to sell and value in use.

For impairment purposes in determining fair value less cost to sell at year end, the Company took into consideration three independent broker valuations for each vessel.  In addition, when the Company entered into agreements to sell vessels subsequent to year-end, the Company evaluated whether the results of such sales provided additional evidence that related to conditions that existed at the balance sheet date (IAS 10 paragraph 10).  This required the application of judgment.  As appropriate, the computation of fair value less  costs to sell was revised; and in assessing value in use, the Company discounted estimated future cash flows to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.  The holding period used by the Company in estimating future cash flows relating to vessels sold subsequent to year end did not reflect any intention to sell the asset – as the Company had neither an intent to sell the vessels disposed of in February at the balance sheet date, nor did the assets qualify as held for sale at that date.  See our response to Comment 7 below.

The loss of $4 million that was recognized in the first quarter of 2012 reflects the application of the aforementioned approach at year-end.  The Company believes the recognition of this loss in the first quarter of 2012 was appropriate.

7.
Notwithstanding the above, please explain to us why you believe it is appropriate to classify the three Handymax vessels that were sold subsequent to year-end as part of vessels rather than assets held for sale on the face of your balance sheet as of December 31, 2011.  As part of your response, please tell us how your treatment complies with the guidance in paragraph 6 of IFRS 5.  Furthermore, please explain to us if such vessels represent a group cash-generating units while being held in use and if so, why such cash-generating units have not been presented as discontinued operations on the statements of operations.  If you believe that such vessels do not comprise cash-generating units, please explain to us in detail the reasons why.  Refer to paragraph 30 of IFRS 5.  We may have further comment upon receipt of your response.

The Company respectfully advises the Staff that the three Handymax vessels that were sold subsequent to year-end were not classified as held-for-sale at year-end because the criteria in IFRS 5 were not met.  Specifically, at December 31, 2011, management had not committed to sell these vessels and thus the sale was not highly probable (IFRS 5 paragraphs 6, 7, and 8).

The Company also advises the Staff that each vessel owned by the Company represents a cash-generating unit.  Pursuant to IFRS 5 paragraph 32, a discontinued operation is defined as a component of an entity that either has been disposed of or is classified as held for sale and that, inter alia, represents a separate major line of business or geographical area of operations or is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations.  In the Company's case, the vessels had neither been disposed of at year-end nor classified as held for sale.  In addition, the Company supplementally advises the Staff that the vessels disposed of do not constitute a separate major line of business or geographical area of operations.

____________________

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to the disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

____________________

If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1265, or Keith Billotti at (212) 574-1274.

Very truly yours,

SEWARD & KISSEL LLP

	By:	/s/ Edward Horton
Edward Horton

Claire Erlanger Division of Corporate Finance Securities and Exchange Commission

Jean Yu Division of Corporate Finance Securities and Exchange Commission

Brian Lee Chief Financial Officer Scorpio Tankers, Inc.